CORRESP.

LAW OFFICES

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

11TH FLOOR

734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300

FACSIMILE: (202) 347-2172

WWW.EMTH.COM

July 24, 2008

VIA EDGAR

Christian Windsor

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Home Bancorp, Inc.

Registration Statement on Form S-1

File No. 333-151492

Dear Mr. Windsor:

Attached for filing on behalf of Home Bancorp, Inc. (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the staff set forth in a letter (the “Comment Letter”), dated July 2, 2008, to John W. Bordelon, President and Chief Executive Officer of the Registrant. For ease of reference, the comments of the staff have been repeated here in bold and the responses correspond numerically to each of staff’s comments from the Comment Letter. Changes have also been made to reflect a reduction in the appraisal valuation range and in response to legal and accounting comments received from staff of the Office of Thrift Supervision. References to page numbers in the responses below are to the black-lined, hard copy of the Amendment which is being provided supplementally to the staff.

General

1.	Please file all exhibits with your next amendment; they are subject to staff review.

All remaining exhibits have been included in the Amendment.

Christian Windsor

July 24, 2008

2.	We note that your Employee Stock Ownership plan intends to purchase shares in the offering and then distribute them to employees as compensation; please include the Plan as a Co-Issuer to your registration statement.

While the Employee Stock Ownership Plan (“ESOP”) will purchase shares in the offering, the offering will have come to rest before there will be any distribution to the ESOP participants. Shares purchased by the ESOP will be allocated to participants’ accounts over the term of the loan to the ESOP (20 years). Such allocations will be made on an annual basis, with the first allocation expected to be made in March 2009. Distributions of shares from the ESOP will not be made until a participant retires or otherwise terminates employment. The ESOP, which will be subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), is an involuntary, noncontributory plan. As such, the shares of common stock distributed by the ESOP as well as the participation interests therein are not subject to registration under the Securities Act of 1933, as amended. See Release No. 33-6188 (February 1, 1980) at Sections II.A.2(a) and V.C. In view of the nature, timing and circumstances of the distribution of shares of common stock to ESOP participants as well as the involuntary, noncontributory nature of the plan, we do not believe that the ESOP should be considered a Co-Issuer.

Risk Factors

General

3.	We note that several of your risk factors contemplate hypothetical risks as opposed to known material risks. For example, the second risk factor claims that your allowance for loan losses may not be adequate but it is not clear whether this is a known risk or merely the nature of an allowance. Revise the noted risk factor, and all other risk factors to clarify the likelihood of the noted risk occurring and discuss any specific concerns that caused management to decide that the noted risk was a material risk factor. For example, in the second risk factor on page 15, discuss any actual losses due to Hurricanes during the past few years.

The “Risk Factors” section has been revised to discuss the most significant factors that make the offering speculative or risky in accordance with Item 503(c) of Regulation S-K. The Risk Factors have been revised to make them more specific. The referenced disclosures to the risk of hurricanes has been deleted as the Bank suffered no actual losses as the result of Hurricanes Katrina and Rita.

4.	Some of your risk factors contain language like: “no assurance can be given” and “we can not guarantee.” The risk factors must discuss the nature of the specific risk, not your ability to provide assurance. Please remove all such disclosure from the risk factors section and make sure that all risk factors address the particular risk rather than your ability to offer assurance.

The referenced disclosure has been deleted as requested.

Christian Windsor

July 24, 2008

Market Area and Competition, page 51

5.	When providing statistical information, please disclose your source for such information.

The sources for the statistical information have been added at page 55.

Transactions with Related Persons, page 89

6.	Please provide the representations contemplated by Instruction 4(c) of Item 404(a) of Regulation S-K.

The representations have been included as requested. See page 97.

Proposed Management Purchases, page 90

7.	Please disclose by footnote to the table how each director qualifies to exceed the individual purchase limitation.

Disclosure has been added in footnote 2 to the table at page 98 clarifying that the amounts indicated include purchases by associates of the director or officer.

Subscription Offering and Subscription Rights, page 96

8.	Please disclose the treatment of joint account holders as to eligibility to purchase shares. In particular, please explain whether joint account holders will be able to purchase independently or whether they will they be treated as one eligible account holder for the purpose of purchase limitations.

Additional disclosure has been added at page 104 explaining the subscription rights of joint account holders.

Tax Aspects, page 105

9.	Revise the heading so that it is more descriptive of the information contained in this section. For example, consider using the heading “Material Federal Income Tax Consequences of the Conversion.”

The heading has been revised as requested. See page 113.

Christian Windsor

July 24, 2008

Exhibit 8.1; Tax Opinion

10.	You can limit reliance on your opinion with regard to purpose, but not person. Please revise the last paragraph.

Exhibit 8.1, the tax opinion of this firm, has been revised to delete the limitation previously included at page 2 thereof.

*     *     *

Closing Comments

The closing comments are noted.

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

We trust that the enclosed responds sufficiently to the staff’s comments as set forth in the Comment Letter. Please do not hesitate to call me at the above-listed number if there are any questions on the Amendment or if I can be of assistance in any way.

Christian Windsor

July 24, 2008

As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Hugh T. Wilkinson
Hugh T. Wilkinson

cc:	Kate McHale

John W. Bordelon

Raymond A. Tiernan